UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-40217

SUN COUNTRY AIRLINES HOLDINGS, INC.
(Sun Country Airlines Holdings, LLC as successor by merger to Sun Country Airlines Holdings, Inc.)
(Exact name of registrant as specified in its charter)

1201 North Town Center Drive
Las Vegas, Nevada 89144
(702) 851-7300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Sun Country Airlines Holdings, LLC, as successor by merger to Sun Country Airlines Holdings, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Sun Country Airlines Holdings, LLC (as successor by merger to Sun Country Airlines Holdings, Inc.)

Date:	May 26, 2026	By:	/s/ Robert J. Neal
Robert J. Neal President and Chief Financial Officer